THE GABELLI DIVIDEND & INCOME TRUST

One Corporate Center

Rye, New York 10580-1422

August 19, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Gabelli Dividend & Income Trust – Request for Withdrawal of
Registration Statement on Form N-2
(File No. 333-281625 and 811-21423)

Ladies and Gentlemen:

The Gabelli Dividend & Income Trust (the “Fund”) hereby requests the withdrawal of its registration statement on Form N-2 (File No. 333-281625 and 811-21423), together with all exhibits filed therewith, filed on August 16, 2024 (Accession No. 0001999371-24-010289) (the “Registration Statement”).

Although the cover page of the Registration Statement indicated that the Registration Statement would become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act of 1933, the Registration Statement was inadvertently filed as a Form N-2 instead of a Form N-2ASR.

The Fund intends to promptly re-file the Registration Statement as Form N-2ASR.

The Registration Statement was not declared effective and no securities have been issued or sold in connection with the Registration Statement.

Sincerely,

THE GABELLI DIVIDEND & INCOME TRUST

By:	/s/ John C. Ball
John C. Ball
President and Treasurer